SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              11th December, 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 11th December, 2006 re: Trading Statement


149/06
                                                               11 December 2006



LLOYDS TSB - TRADING UPDATE



Lloyds TSB Group plc will be holding discussions with analysts and investors ahead of its close period for the year ending 31 December 2006. This statement sets out the information that will be provided at those discussions.



Lloyds TSB expects to deliver a strong trading performance for 2006 and to continue to achieve satisfactory profit growth. Results are expected to be in line with market expectations*. The Group is making considerable progress in the delivery of its organic growth strategy and in the development of its customer franchises. This has resulted in good sales growth throughout the organisation, positioning the Group to deliver stronger revenue growth over the next few years. The Group's focus on improving productivity and efficiency, whilst continuing to invest in future business growth, has been maintained. As a result, revenue growth remains well ahead of cost growth. Overall credit quality remains satisfactory. The Group has also continued to improve its capital management disciplines.



Continued progress in UK Retail Banking

The Retail Bank continues to make good progress, with strong product sales growth now beginning to drive higher revenue growth. We continue to improve the recruitment of target current account customers. Good growth in savings and investment products, especially in bancassurance, has helped offset the expected lower growth in unsecured consumer lending products, in part as a result of tightened credit criteria. We have continued to invest in improving customer service whilst maintaining strong cost control, and expect full year costs in the retail bank to be lower than in 2005. This will lead to a substantial improvement in the division's cost:income ratio.



Strong sales in Insurance & Investments

In Insurance & Investments, sales of life, pensions and long-term savings products through both the bancassurance and Independent Financial Adviser channels have continued to be strong. The rate of sales growth in the second half of the year is however expected to be lower than in the first half, which benefited from the impact of 'A' day. New business margins are expected to be stable year-on-year. In General Insurance, sales of home insurance products through the branch network have been strong, and the claims ratio continues to improve.


Good trading momentum in Wholesale & International Banking

In Wholesale & International Banking, good trading momentum has been maintained as the division's strategy to leverage the Group's corporate and small business customer relationships continues to generate good levels of income growth. In addition, we are continuing to grow our corporate and small business customer base. In Corporate Markets we have continued to develop new revenue streams and increase cross-selling revenues and we have maintained our market leading share of new business start-ups in Business Banking. Revenue growth will exceed cost growth despite further targeted investment being made in the enhancement of our product and distribution capabilities.



Strong Group cost performance

The Group's strong cost performance has continued. Substantial efficiency improvements have resulted in further progress in reducing unit processing costs, at a time when the Group has maintained significant investment in building the business. Revenue growth will exceed cost growth in each division and at Group level, resulting in a further improvement in the Group's cost: income ratio. The Group's programme of efficiency improvements is progressing ahead of plan and is now expected to deliver increased net benefits in 2006 of over GBP40 million, and GBP100-150 million in 2007.



Overall credit quality remains satisfactory

Overall, Group asset quality remains satisfactory and we expect the Group's impairment charge as a percentage of average lending for the full year to be lower than in the first half of the year.



We continue to expect the retail impairment charge in the second half of the year to be no higher than in the first half, notwithstanding higher levels of bankruptcies and Individual Voluntary Arrangements (IVAs). The rate of growth in bankruptcies has shown some early signs of moderating, however IVAs continue to increase. The quality of new unsecured consumer lending has continued to improve and the Group has also made further improvements in collection procedures.



In Wholesale, corporate and small business asset quality has remained strong with no signs of deterioration in the overall quality of our lending. The quality of new business remains good. Lower levels of corporate recoveries than in 2005 and a higher level of retail lending impairment in our Asset Finance business mean that the full year increase in the impairment charge in Wholesale & International Banking will be similar to the rate of growth in the first half of the year.



Robust capital position

The Group's capital ratios remain robust and, as anticipated, the rate of risk-weighted asset growth in the second half of 2006 is expected to be slower than in the first half. This has been supported by the Group's move towards an 'origination and distribution' model of balance sheet management. Later this month the Group expects to complete a second residential mortgage-backed securitisation (RMBS) programme, bringing the total RMBS securitisations for the second half of 2006 to approximately GBP10 billion. The capital position of Scottish Widows remains strong and we expect to repatriate at least GBP400 million of surplus capital to the Group before the end of 2006.



Volatility

In the first 10 months of 2006, the total positive volatility relating to the Group's insurance and banking businesses was GBP176 million, largely reflecting the strong performance of equity markets during the period.



Group pension scheme

Following recent changes in age discrimination legislation, the Group has ceased to augment the pension entitlement of employees taking early retirement. This change has reduced the Group's pension liabilities by approximately GBP125 million resulting in a similar one-off credit to the 2006 income statement. Ongoing contributions by the Group, including additional voluntary contributions, are expected to eliminate the actuarial funding deficit over approximately six years.



Continuing to build our strong customer franchises and delivering on our financial goals

Eric Daniels, Group Chief Executive, said "We are delivering against our financial goals whilst investing in longer-term growth. Across the Group we are continuing to build our customer franchises and expect this to generate higher revenue growth in future years. We believe this, combined with substantial efficiency and service improvements, will ensure sustainable double-digit economic profit growth over time. The Group remains on track to deliver a very satisfactory performance for 2006, and continues to invest to generate improved long-term earnings growth."


*On 8 December 2006, the consensus of analysts' forecasts for profit before tax, excluding volatility, for the year ending 31 December 2006 was GBP3,690 million. This consensus, and the reference to the Group's performance, excludes the expected pension scheme related credit of approximately GBP125 million.


Trading update webcast details

The Group Finance Director's briefing will be available as a live audio webcast on the Investor Relations website at www.investorrelations.lloydstsb.com and a recording will be posted on the website shortly after the briefing.





Timetable

2006 results announcement                23 February 2007

Ex dividend date                         7 March 2007

Dividend record date                     9 March 2007

Dividend payment date                    2 May 2007



All dates are provisional and subject to change.





For further information:-

Investor Relations
Michael Oliver                                    +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk


Sarah Pollard
Senior Manager, Investor Relations
E-mail: sarah.pollard@ltsb-finance.co.uk          +44 (0) 20 7356 1571


Media
Mary Walsh                                        +44 (0) 20 7356 2121
Director of Corporate Relations
E-mail: mary.walsh@lloydstsb.co.uk





                           FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:    11th December, 2006